

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 6, 2017

Mr. Richard Lampen
President and Chief Executive Officer
Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Boulevard, 12th Floor
Miami, FL 33137

> **Re: Ladenburg Thalmann Financial Services Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2017**
> **File No. 333-216733**

Dear Mr. Lampen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information We Incorporate By Reference, page 2

1.   We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2016, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Prior to seeking effectiveness for the registration statement, please either (i) file your proxy statement or (ii) amend your Form 10-K to include the Part III information. Please refer to Question 123.01 of Securities Act Forms Compliance and Disclosure Interpretations for guidance.

Exhibit 5.1 – Opinion of Holland & Knight LLP

2.   Please have counsel revise opinion (3) on page 2 to state that the Depositary Shares, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement. Please also have counsel delete the limitation on reliance in its final paragraph that the opinion "is rendered solely to you in connection with the above matter." Please refer to Section II.B.1.d and Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3369 with any questions.

                                Sincerely,

                                /s/ Era Anagnosti

                                Era Anagnosti
                                Legal Branch Chief
                                Office of Financial Services

cc: Bradley Houser, Esq.